Exhibit 99.5

PRESS RELEASE

United States: TotalEnergies to Supply Renewable Power
to Google’s Data Centers for 15 Years

Paris, November 12th, 2025 – TotalEnergies and Google have signed a 15-year Power Purchase Agreement (PPA) to supply Google with a total volume of 1.5 TWh of certified renewable electricity from TotalEnergies’ Montpelier solar farm in Ohio. The solar facility, nearing completion, is connected to the PJM grid system — the largest in the United States — and will support Google’s data center operations in Ohio.

A shared vision for powering data centers

The deal reflects Google’s strategy of enabling new, carbon-free energy to the grid systems where they operate. It also aligns with TotalEnergies’ strategy to deliver tailored energy solutions for data centers, which accounted for almost 3% of the world’s energy demand in 2024.

"Strengthening the grid by deploying more reliable and clean energy is crucial for supporting the digital infrastructure that businesses and individuals depend on”, said Will Conkling, Director of Clean Energy and Power, Google. “Our collaboration with TotalEnergies will help power our data centers and the broader economic growth of Ohio."

“We are delighted to strengthen our partnership with Google with this agreement to supply renewable electricity to their data centers in Ohio”, said Stéphane Michel, President Gas, Renewables & Power at TotalEnergies. “This agreement illustrates TotalEnergies’s ability to meet the growing energy demands of major tech companies by leveraging its integrated portfolio of renewable and flexible assets. It also contributes to achieving our target of 12% profitability in the power sector.”

TotalEnergies is deploying a 10 GW portfolio in the United States, with onshore solar, wind and battery storage projects, 1 GW of which is located in the PJM market in the northeast of the country, and 4 GW on the ERCOT market in Texas.

This PPA with Google follow those already signed by TotalEnergies with several other major corporations, including Data4, STMicroelectronics, Saint-Gobain, Air Liquide, Amazon, LyondellBasell, Merck, Microsoft, Orange and Sasol.

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About Google

Google's mission is to organize the world's information and make it universally accessible and useful. Through products and platforms like Search, Maps, Gmail, Android, Google Play, Google Cloud, Chrome and YouTube, Google plays a meaningful role in the daily lives of billions of people and has become one of the most widely-known companies in the world. Google is a subsidiary of Alphabet Inc.

TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. As of the end of October 2025, TotalEnergies has more than 32 GW of installed gross renewable electricity generation capacity and aims to reach 35 GW by the end of 2025, and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).